## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549
### SCHEDULE 13D
### (Rule 13d-101)
### INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

**(Amendment No. )\***

**The Coast Distribution System, Inc.**

(Name of Issuer)

**Common Stock, $0.001 par value per share**

(Title of Class of Securities)

**190345 10 8**

(CUSIP Number)

**Robert Robotti**
**c/o Robotti & Company, Incorporated**
**52 Vanderbilt Avenue**
**New York, New York 10017**

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

**August 19, 2005**

(Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

**Note**: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

(Page 1 of 17 Pages).


\*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  Names of Reporting Persons.
    Robert E. Robotti
    I.R.S. Identification Nos. of above persons (entities only).

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)  [  ]
    (b)  [  ]

3.  SEC Use Only

4.  Source of Funds
    AF

5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)        [  ]

6.  Citizenship or Place of Organization
    United States

| Number of Shares Beneficially Owned by Each Reporting Person With | 7.  Sole Voting Power: -0- |
| | 8.  Shared Voting Power: 242,000 |
| | 9.  Sole Dispositive Power: -0- |
| | 10.  Shared Dispositive Power: 242,000 |

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     242,000

12.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares [  ]

13.  Percent of Class Represented by Amount in Row (9)
     5.4%

14.  Type of Reporting Person (See Instructions)
     IN, HC

1. Names of Reporting Persons.
   Robotti & Company, Incorporated
   I.R.S. Identification Nos. of above persons (entities only).

---

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)   [   ]
   (b)   [   ]

---

3. SEC Use Only

---

4. Source of Funds
   WC

---

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)          [   ]

---

6. Citizenship or Place of Organization
   New York

---

| Number of | 7. Sole Voting Power: -0- |
| Shares | |
| Beneficially | 8. Shared Voting Power: 40,800 |
| Owned by | |
| Each | 9. Sole Dispositive Power: -0- |
| Reporting | |
| Person With | 10. Shared Dispositive Power: 40,800 |

---

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    40,800

---

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [   ]

---

13. Percent of Class Represented by Amount in Row (9)
    Less than 1%

---

14. Type of Reporting Person (See Instructions)
    CO, HC

1.  Names of Reporting Persons.
    Robotti & Company, LLC
    I.R.S. Identification Nos. of above persons (entities only).

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)  [  ]
    (b)  [  ]

3.  SEC Use Only

4.  Source of Funds
    WC

5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)          [  ]

6.  Citizenship or Place of Organization
    New York

| Number of | | |
|---|---|---|
| Shares | 7.  Sole Voting Power: -0- | |
| Beneficially | 8.  Shared Voting Power: 19,250 | |
| Owned by | | |
| Each | 9.  Sole Dispositive Power: -0- | |
| Reporting | | |
| Person With | 10.  Shared Dispositive Power: 19,250 | |

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     19,250

12.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares  [  ]

13.  Percent of Class Represented by Amount in Row (9)
     Less than 1%

14.  Type of Reporting Person (See Instructions)
     OO

1.  Names of Reporting Persons.
    Robotti & Company Advisors, LLC
    I.R.S. Identification Nos. of above persons (entities only).


2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)   [   ]
    (b)   [   ]

3.  SEC Use Only

4.  Source of Funds
    WC

5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)        [   ]

6.  Citizenship or Place of Organization
    New York

| Number of Shares Beneficially Owned by Each Reporting Person With | 7.  Sole Voting Power: -0- |
| | 8.  Shared Voting Power: 16,550 |
| | 9.  Sole Dispositive Power: -0- |
| | 10. Shared Dispositive Power: 16,550 |

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    16,550

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [   ]

13. Percent of Class Represented by Amount in Row (9)
    Less than 1%

14. Type of Reporting Person (See Instructions)
    OO, IA

1.  Names of Reporting Persons.
    Suzanne Robotti
    I.R.S. Identification Nos. of above persons (entities only).

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)  [  ]
    (b)  [  ]

3.  SEC Use Only

4.  Source of Funds
    PF

5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)          [  ]

6.  Citizenship or Place of Organization
    United States

| Number of Shares Beneficially Owned by Each Reporting Person With | |
|---|---|
| | 7.  Sole Voting Power: 20,000 |
| | 8.  Shared Voting Power: -0- |
| | 9.  Sole Dispositive Power: 20,000 |
| | 10.  Shared Dispositive Power: -0- |

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     20,000

12.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares [  ]

13.  Percent of Class Represented by Amount in Row (9)
     Less than 1%

14.  Type of Reporting Person (See Instructions)
     IN

| 1. | Names of Reporting Persons. |
|---|---|
| | Kenneth R. Wasiak |
| | I.R.S. Identification Nos. of above persons (entities only). |

| 2. | Check the Appropriate Box if a Member of a Group (See Instructions) |
|---|---|
| | (a)  [  ] |
| | (b)  [  ] |

| 3. | SEC Use Only |
|---|---|

| 4. | Source of Funds |
|---|---|
| | AF |

| 5. | Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)          [  ] |
|---|---|

| 6. | Citizenship or Place of Organization |
|---|---|
| | United States |

| Number of Shares Beneficially Owned by Each Reporting Person With | 7.  Sole Voting Power: -0- |
|---|---|
| | 8.  Shared Voting Power: 181,200 |
| | 9.  Sole Dispositive Power: -0- |
| | 10. Shared Dispositive Power: 181,200 |

| 11. | Aggregate Amount Beneficially Owned by Each Reporting Person |
|---|---|
| | 181,200 |

| 12. | Check if the Aggregate Amount in Row (9) Excludes Certain Shares [  ] |
|---|---|

| 13. | Percent of Class Represented by Amount in Row (9) |
|---|---|
| | 4.0% |

| 14. | Type of Reporting Person (See Instructions) |
|---|---|
| | IN, HC |

1. Names of Reporting Persons.
   Ravenswood Management Company, L.L.C.
   I.R.S. Identification Nos. of above persons (entities only).

---

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)  [  ]
   (b)  [  ]

---

3. SEC Use Only

---

4. Source of Funds
   WC

---

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)                    [  ]

---

6. Citizenship or Place of Organization
   New York

---

| Number of Shares Beneficially Owned by Each Reporting Person With | 7. Sole Voting Power: -0- |
| | 8. Shared Voting Power: 181,200 |
| | 9. Sole Dispositive Power: -0- |
| | 10. Shared Dispositive Power: 181,200 |

---

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    181,200

---

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [  ]

---

13. Percent of Class Represented by Amount in Row (9)
    4.0%

---

14. Type of Reporting Person (See Instructions)
    OO

1. Names of Reporting Persons.
   The Ravenswood Investment Company, L.P.
   I.R.S. Identification Nos. of above persons (entities only).

---

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)  [  ]
   (b)  [  ]

---

3. SEC Use Only

---

4. Source of Funds
   WC

---

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)          [  ]

---

6. Citizenship or Place of Organization
   New York

---

| Number of Shares Beneficially Owned by Each Reporting Person With | 7. Sole Voting Power: -0- |
| | 8. Shared Voting Power: 181,200 |
| | 9. Sole Dispositive Power: -0- |
| | 10. Shared Dispositive Power: 181,200 |

---

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    181,200

---

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [  ]

---

13. Percent of Class Represented by Amount in Row (9)
    4.0%

---

14. Type of Reporting Person (See Instructions)
    PN

**Item 1.         Security and Issuer**

   This Statement of Beneficial Ownership on Schedule 13D (this "Statement"), relates to shares of the Common Stock, $0.001 par value per share (the "Common Stock"), of The Coast Distribution System, Inc. (the "Issuer").  The address of the Issuer's principal executive offices is 350 Woodview Avenue, Morgan Hill, California 95037.

**Item 2.         Identity and Background**

   (a), (b),(c) and (f).  This Statement is filed on behalf of Robert E. Robotti ("Robotti"), Robotti & Company, Incorporated ("ROBT"), Robotti & Company, LLC ("Robotti & Company"), Robotti & Company Advisors, LLC ("Robotti Advisors"), Suzanne Robotti, Kenneth R. Wasiak ("Wasiak"), Ravenswood Management Company, LLC ("RMC"), and The Ravenswood Investment Company, L.P., ("RIC," and together with Robotti, ROBT, Robotti & Company, Robotti Advisors, Suzanne Robotti, Wasiak, and RMC, the "Reporting Persons").

   Mr. Robotti is a United States citizen whose principal occupation is serving as the president and treasurer of ROBT.  ROBT, a New York corporation, is the parent holding company of Robotti & Company and Robotti Advisors. Robotti & Company, a New York limited liability company, is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended ("Exchange Act").  Robotti Advisors, a New York limited liability company, is an investment advisor registered under the Investment Advisers Act of 1940, as amended.

   Suzanne Robotti is a United States citizen and the wife of Mr. Robotti.

   Mr. Wasiak, is a United States citizen whose principal occupation is serving as a partner in the accounting firm of Pustorino, Puglisi & Company, P.C.  Each of Messrs. Robotti and Wasiak are Managing Member of RMC. RMC, a New York limited liability company, is the general partner of RIC.  RIC, a New York limited partnership, is a private investment partnership engaged in the purchase and sale of securities for its own account.

   The address of each of the Reporting Persons other than Mr. Wasiak and RMC is 52 Vanderbilt Avenue, New York, New York, 10017.  RMC's address is 104 Gloucester Road, Massapequa, New York, 11758.  Mr. Wasiak's business address is 515 Madison Avenue, New York, New York 10022.

    Executive Officers and Directors:

   In accordance with the provisions of General Instruction C to Schedule 13D information concerning executive officers and directors of ROBT, Robotti & Company and Robotti Advisors included in Schedule A hereto and is incorporated by reference herein.


   (d) and (e).  None of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

**Item 3.        Source and Amount of Funds or Other Consideration**

The aggregate purchase price of the 5,000 shares of Common Stock held by ROBT is $26,252 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by ROBT were paid for using its working capital funds.

The aggregate purchase price of the 19,250 shares of the Common Stock held by Robotti & Company is $98,912 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by Robotti & Company were paid for using the working capital of its discretionary customers.

The aggregate purchase price of the 16,550 shares of the Common Stock held by Robotti Advisors is $33,360 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by Robotti Advisors were paid for using the working capital of its clients.

The aggregate purchase price of the 20,000 shares of the Common Stock held by Suzanne Robotti is $8,051 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by Suzanne Robotti were paid for using her personal funds.

The aggregate purchase price of the 181,200 shares of the Common Stock held by RIC is $841,031 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by RIC were paid for using its working capital.

**Item 4.        Purpose of Transaction**

(a)-(j).  The Common Stock has been acquired by the Reporting Persons for investment purposes and was not acquired with the intent to change or influence control of the Issuer or to participate in any transaction having that purpose or effect.  The Reporting Persons reserve the right to change their plan and intentions at any time as they deem appropriate.

The Reporting Persons may acquire additional shares of the Common Stock, dispose of all or some of these shares of Common Stock from time to time, in each case in the open market or private transactions, block sales or purchases or otherwise, or may continue to hold the shares of the Common Stock, depending on business and market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors.  In addition, the Reporting Persons intend to communicate with other shareholders and management of the Issuer about maximizing the value of their shares of Common Stock.

Depending on factors deemed relevant by the Reporting Persons, including but not limited to change in the Issuer's business, governance or financial situation, the Reporting Persons reserve the right to formulate other plans and/or make proposals, and take such other actions as the Reporting Persons, or any of them, may determine.

Presently, the Reporting Persons have no plans or proposals which would relate or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein.

**Item 5.        Interest in Securities of the Issuer**

(a)-(b) As of August 30, 2005, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

| Reporting Person | Aggregate Number of Shares | Number of Shares: Sole Power to Vote or Dispose | Number of Shares: Shared Power to Vote or Dispose | Approximate Percentage* |
|---|---|---|---|---|
| Robotti (1)(2)(3)(4)(6)(7) | 242,000 | 0 | 242,000 | 5.4% |
| ROBT (1)(2)(3)(4) | 40,800 | 0 | 40,800 | ** |
| Robotti & Company (1)(3) | 19,250 | 0 | 19,250 | ** |
| Robotti Advisors (1)(4) | 16,550 | 0 | 16,550 | ** |
| Suzanne Robotti (1)(5)(6) | 20,000 | 20,000 | 0 | ** |
| Wasiak (1)(7) | 181,200 | 0 | 181,200 | 4.0% |
| RMC (1)(7) | 181,200 | 0 | 181,200 | 4.0% |
| RIC (1)(7) | 181,200 | 0 | 181,200 | 4.0% |

  \* Based on 4,510,377 shares of Common Stock, $0.001 par value, outstanding as of August 1, 2005, as disclosed in the Issuer's Quarterly Report on Form 10-Q, for the quarter ended June 30, 2005.

  \*\* Less than one percent.

     (1) Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Filing Parties except to the extent of such Reporting Person's pecuniary interest therein, if any.
     (2) Mr. Robotti shares with ROBT the power to vote or direct the vote, and share the power to dispose or to direct the disposition of 5,000 shares of Common Stock owned by ROBT.
     (3) Each of Mr. Robotti and ROBT share with Robotti & Company the power to vote or direct the vote, and share the power to dispose or to direct the disposition of 19,250 shares of Common Stock owned by the discretionary customers of Robotti & Company.
     (4) Each of Mr. Robotti and ROBT share with Robotti Advisors the power to vote or direct the vote, and share the power to dispose or to direct the disposition of 16,550 shares of Common Stock owned by the advisory clients of Robotti Advisors.
     (5) Suzanne Robotti has the sole power to vote or direct the vote, and has the sole power to dispose or to direct the disposition of 20,000 shares of Common Stock.
     (6) Mr. Robotti may be deemed to be the beneficial owner of the shares of Common Stock set forth in footnote (5) above, through his marriage to Suzanne Robotti.
     (7) Each of Messrs. Robotti and Wasiak and RMC share with RIC the power to vote or direct the vote, and share the power to dispose or to direct the disposition of 181,200 shares of Common Stock owned by RIC.

(c) The table below lists all the transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons.  All such transactions were made in the open market.

Transactions in Shares Within The Past Sixty Days

| Party | Date of Purchase/ Sale | Number of Shares of the Common Stock | Buy/Sell | Price Per Share |
|---|---|---|---|---|
| ROBT | 08/16/2005 | 5,000 | BUY | $5.25 |
| Robotti Advisors' Advisory Clients | 08/16/2005 | 4,750 | BUY | $5.1475 |
| Robotti & Company's Discretionary Customers | 08/19/2005 | 9,350 | BUY | $5.0273 |
| Robotti & Company's Discretionary Customers | 08/22/2005 | 5,700 | BUY | $5.00 |
| Robotti & Company's Discretionary Customers | 08/23/2005 | 3,500 | BUY | $4.9971 |
| Robotti & Company's Discretionary Customers | 08/24/2005 | 700 | BUY | $5.00 |

(d) No Person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not Applicable.

**Item 6.        Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer**

Each of the Reporting Persons is a party to a Joint Filing Agreement dated as of August 30, 2005 (the "Joint Filing Agreement"), pursuant to which the Reporting Persons agreed to jointly file this Statement and any and all amendments and supplements hereto with the Securities and Exchange Commission.  The Joint Filing Agreement is filed herewith as Exhibit 1 and incorporated herein by reference.

**Item 7.        Materials To Be Filed As Exhibits**

The following documents is filed herewith:

1.  Joint Filing Agreement dated August 30, 2005 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Robotti & Company Advisors, LLC, Suzanne Robotti, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., and The Ravenswood Investment Company, L.P.

**SIGNATURE**

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:        August 30, 2005


Robotti & Company, Incorporated

/s/ Robert E. Robotti                                By:    /s/ Robert E. Robotti
Robert E. Robotti                                              Name: Robert E. Robotti
                                                                     Title: President and Treasurer


Robotti & Company, LLC                          Robotti & Company Advisors, LLC


By:    /s/ Robert E. Robotti                        By:    /s/ Robert E. Robotti
       Name: Robert E. Robotti                            Name: Robert E. Robotti
       Title: President and Treasurer                    Title: President and Treasurer


/s/ Suzanne Robotti                                 By:    /s/ Kenneth R. Wasiak
Suzanne Robotti                                             Kenneth R. Wasiak


Ravenswood Management Company, L.L.C.        The Ravenswood Investment Company, L.P.

By:    /s/ Robert E. Robotti                        By:    Ravenswood Management Company, L.L.C.
       Name: Robert E. Robotti                            Its General Partner
       Title: Managing Member

                                                    By:    /s/ Robert E. Robotti
                                                           Name: Robert E. Robotti
                                                           Title: Managing Member

**Schedule A**

The following table sets forth certain information concerning each of the directors and executive officers of each of the corporations named below as of the date hereof.

Robotti & Company, Incorporated, Robotti & Company, LLC, and Robotti & Company Advisors, LLC

| | |
|---|---|
| Name: | Robert E. Robotti |
| | (Director, President, Treasurer) |
| Citizenship | U.S.A. |
| Principal Occupation: | President and Treasurer, Robotti & Company, Incorporated |
| Business Address: | 52 Vanderbilt Avenue, New York, New York 10017 |
| | |
| Name: | Joseph E. Reilly |
| | (Director, Secretary) |
| Citizenship: | U.S.A. |
| Principal Occupation: | Director and Secretary, Robotti & Company, Incorporated |
| Business Address: | 52 Vanderbilt Avenue, New York, New York 10017 |
| | |
| Name: | Kenneth R. Wasiak |
| | (Director) |
| Citizenship | U.S.A. |
| Principal Occupation: | Partner, Pustorino, Puglisi & Co., P.C. |
| Business Address: | 515 Madison Avenue, New York, New York 10022 |

**Exhibit Index**

The following document is filed herewith:

|  | Exhibit | Page |
|---|---|---|
| (1) | Joint Filing Agreement dated August 30, 2005 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Robotti & Company Advisors, LLC, Suzanne Robotti, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., and The Ravenswood Investment Company, L.P. | Page 17 |

(The remainder of this page was intentionally left blank)

## Exhibit 1

### Joint Filing Agreement

The undersigned parties hereby agree to the joint filing of the Schedule 13D filed herewith and any amendments filed thereto, relating to the Common Stock, $0.001 par value per share of The Coast Distribution System, Inc. with the Securities and Exchange Commission pursuant to Rule 13d-1(k) on behalf of each party.

Date:          August 30, 2005

<br>

|  | Robotti & Company, Incorporated |
|---|---|
| /s/ Robert E. Robotti | By:   /s/ Robert E. Robotti |
| Robert E. Robotti | Name: Robert E. Robotti |
|  | Title: President and Treasurer |

<br>

| Robotti & Company, LLC | Robotti & Company Advisors, LLC |
|---|---|
| By:   /s/ Robert E. Robotti | By:   /s/ Robert E. Robotti |
| Name: Robert E. Robotti | Name: Robert E. Robotti |
| Title: President and Treasurer | Title: President and Treasurer |

<br>

| /s/ Suzanne Robotti | By:   /s/ Kenneth R. Wasiak |
|---|---|
| Suzanne Robotti | Kenneth R. Wasiak |

<br>

| Ravenswood Management Company, L.L.C. | The Ravenswood Investment Company, L.P. |
|---|---|
| By:   /s/ Robert E. Robotti | By:   Ravenswood Management Company, L.L.C. |
| Name: Robert E. Robotti | Its General Partner |
| Title: Managing Member |  |
|  | By:   /s/ Robert E. Robotti |
|  | Name: Robert E. Robotti |
|  | Title: Managing Member |